N E W S

                                                                                    September 4, 2002

                                                                                    At MetroBanCorp:
                                                                                    Charles V. Turean
                                                                                    (317) 573-2400

                                                                                    At First Indiana Corporation:                                                                                                                                             Beth Copeland - Media (317) 269-1395
                                                                                    William J. Brunner - Shareholders & Analysts
                                                                                    (317) 269-1614

                                                                                    FOR IMMEDIATE RELEASE

First Indiana Corporation Signs Agreement
to Acquire MetroBanCorp

Merger Will Give First Indiana Bank Largest Market Share of Deposits
in Fastest-Growing County in Midwest

          Indianapolis – First Indiana Corporation (NASDAQ NMS – FINB), the holding company for First Indiana Bank, N.A., announced today that it has signed an agreement to acquire the outstanding shares of Carmel, Indiana-based MetroBanCorp (NASDAQ SC – METB). MetroBanCorp is the holding company for MetroBank, a $174 million bank with seven offices in suburban Indianapolis, Carmel, Fishers, and Noblesville. Combined with First Indiana Bank’s existing 10 percent market share of deposits in Hamilton County, the merger will increase First Indiana’s pro forma market share to 18 percent, the largest in Hamilton County. Hamilton County is the fastest-growing county in the Midwest.

First Indiana Corporation to Acquire MetroBanCorp
September 4, 2002

          In the merger, MetroBanCorp shareholders will receive $17.00 in cash in exchange for each share of MetroBanCorp stock. The purchase price amounts to 228 percent of MetroBanCorp’s book value, which was $7.44 per share at June 30, 2002. The total value of the merger is currently estimated at approximately $40 million.

          “Our Board of Directors chose to become part of First Indiana because of the shared values of both of our companies,” said Ike G. Batalis, President and CEO of MetroBanCorp. “Like MetroBanCorp, First Indiana has a tradition of local ownership and community investment, and a commitment to helping Central Indiana grow and prosper.”

          “First Indiana welcomes MetroBank to its financial services family,” said Marni McKinney, Vice Chairman and Chief Executive Officer of First Indiana Corporation. “We look forward to continuing MetroBanCorp’s tradition in Hamilton County and the opportunity to earn the respect and trust of their employees and clients.”

          The acquisition is expected to close in the first quarter of 2003 and is subject to the approval of state and federal banking authorities and MetroBanCorp’s shareholders. The acquisition is expected to be accretive to First Indiana’s earnings per share in 2003. Upon completion of the merger, First Indiana will have approximately $2.3 billion in assets and 33 banking centers in Central Indiana, along with 20 additional off-site ATMs acquired from MetroBanCorp and located primarily in convenience stores.

          Ms. McKinney, Owen B. (Bud) Melton, Jr., President of First Indiana Corporation, and William J. Brunner, Vice President of First Indiana Corporation and Chief Financial Officer of First Indiana Bank, will host a conference call to discuss the transaction on Thursday, September

First Indiana Corporation to Acquire MetroBanCorp
September 4, 2002

5 at 7:30 a.m. EST (8:30 a.m. New York time). To gain access to the conference call, please dial 1 (800) 278-9857 and ask for First Indiana Acquisition.

          First Indiana Corporation is a full-service financial services company offering comprehensive financial solutions to businesses and individuals. It is the holding company for First Indiana Bank, N.A., the largest commercial bank headquartered in Indianapolis, and Somerset Financial Services, an accounting and consulting firm. Founded in 1915, First Indiana Bank is a national bank with $2.1 billion in assets and 26 offices in Central Indiana, plus construction and consumer loan offices in Indiana, Arizona, Florida, Illinois, North Carolina, Oregon, and Ohio. First Indiana also originates consumer loans in 46 states through a national independent agent network. Through Somerset Financial Services and FirstTrust Indiana, First Indiana offers a full array of tax planning, accounting, consulting, retirement and estate planning, and investment advisory and trust services. Information about First Indiana is available at (317) 269-1200, or at www.firstindiana.com, which is not a part of this news release.

          Information about MetroBanCorp is available at (317) 573-2400, or at www.metb.com, which is not a part of this news release.

          Statements contained in this news release that are not historical facts may constitute forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended) which involve significant risks and uncertainties. First Indiana and MetroBanCorp intend such forward-looking statements to be covered by the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of invoking these safe-harbor provisions. The ability to predict results or the actual effect of future plans or strategies is inherently uncertain, and involves a number of risks and uncertainties. In particular,

First Indiana Corporation to Acquire MetroBanCorp
September 4, 2002

among the factors that could cause actual results to differ materially are general economic conditions, unforeseen international political events, changes in interest rates (including reductions or increases in lending rates established by the Board of Governors of the Federal Reserve System), changes in consumers’ investment decisions due to shifts in interest rates, loss of deposits and loans to other savings and financial institutions, substantial changes in financial markets, changes in real estate values and the real estate market, regulatory changes, or unanticipated results in pending legal proceedings or regulatory filings. The fact that there are various risks and uncertainties should be considered in evaluating forward-looking statements, and undue reliance should not be placed on such statements.